Invech Holdings, Inc.

PO Box 26496

Scottsdale, AZ 85255

May 3, 2024

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Attention: Jenna Hough, Esq.

Re:	Invech Holdings, Inc.
Registration Statement on Form S-1
File No. 333-276779

Dear Ms. Hough:

On behalf of Invech Holdings, Inc., we hereby request that the May 6, 2024 effective date request be withdrawn. Our auditor, BF Borgers CPA PC, was denied the privilege of appearing or practicing before the Commission on May 3, 2024. Because BF Borgers has been denied the privilege of appearing or practicing before the Commission, and our pending registration statement contains financial information audited by BF Borgers, we will need to file a pre-effective amendment to include financial information audited by a qualified, independent accountant that is permitted to appear or practice before the Commission.

If you have any questions regarding this request, please contact Rhonda Keaveney, our CEO at (602) 793-8058.

Sincerely,

/s/ Rhonda Keaveney
Rhonda Keaveney
Chief Executive Officer